12014151

AB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 29 2012

Washington, DC 123

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lexington Investment Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2365 Harrodsburg Road
(No. and Street)

Lexington	Kentucky	40504-3340
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Kerrick, President (859) 224-7073
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blue & Co., LLC
(Name – *if individual, state last, first, middle name*)

301 East Main Street, Suite 1100	Lexington	Kentucky	40507
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/10

OATH OR AFFIRMATION

I, Stanley S. Kerrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lexington Investment Co., Inc, as of February 28, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires
August 18, 2013
Notary ID 402951

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEXINGTON INVESTMENT COMPANY, INC.

LEXINGTON, KENTUCKY

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2011

LEXINGTON INVESTMENT COMPANY, INC.

TABLE OF CONTENTS
DECEMBER 31, 2011

blue

Blue & Co., LLC / 301 East Main Street, Suite 1100 / Lexington, KY 40507
main 859.253.1100 fax 859.253.1384 email blue@blueandco.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the accompanying statement of financial condition of Lexington Investment Company, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lexington Investment Company, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Blue & Co., LLC
February 24, 2012

LEXINGTON INVESTMENT COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	411,616
Deposits with clearing organization and others		111,203
Receivable from clearing organization		28,404
Receivables from non-customers		6,600
Security owned, at fair value		3,125
Prepaid expenses		31,575
Furniture and equipment, net		8,630
Deferred tax asset, net		13,224
Total assets	$	614,377

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payables and accrued expenses	$	51,589
Commissions payable		83,856
Income taxes payable		18,818
Total liabilities		154,263
Stockholders' equity:		
Common stock, no par value; 1,000 shares authorized; 799 shares issued and outstanding		180,000
Retained earnings		280,114
Total stockholders' equity		460,114
Total liabilities and stockholders' equity	$	614,377

See accompanying notes to financial statements.

LEXINGTON INVESTMENT COMPANY, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Commissions	$ 1,324,066
Net dealer inventory and investment gains	698,384
Unrealized gain on security owned	285
Interest and dividends	11,204
Other revenue	17,788
Total revenues	2,051,727
Operating expenses:	
Employee compensation and benefits	750,071
Officer compensation and benefits	696,704
Broker clearing charges	199,780
Communications and data processing	53,757
Occupancy	95,940
Retirement benefits expense	39,347
Other operating expenses	138,490
Total operating expenses	1,974,089
Income before income taxes	77,638
Income tax expense	(28,634)
Net Income	$ 49,004

See accompanying notes to financial statements.

LEXINGTON INVESTMENT COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1	799	$ 180,000	$ 231,110	$ 411,110
Net income			49,004	49,004
Capital contributions				-0-
Balance at December 31	799	$ 180,000	$ 280,114	$ 460,114

See accompanying notes to financial statements.

LEXINGTON INVESTMENT COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net income	$ 49,004
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	8,252
Provision for deferred income taxes	(1,004)
Unrealized gain on security owned	(285)
(Increase) decrease in operating assets:	
Deposits with clearing organization	(2,271)
Receivable from clearing organization	40,561
Prepaid expenses	(5,418)
Increase (decrease) in operating liabilities:	
Payables and accrued expenses	4,191
Commissions payable	(35,584)
Income taxes payable	7,631
Net cash flows from operating activities	65,077
Cash flows from investing activities:	
Purchase of furniture and equipment	(3,500)
Collections on note receivable	11,558
Net cash flows from investing activities	8,058
Change in cash and cash equivalents	73,135
Cash and cash equivalents, beginning of year	338,481
Cash and cash equivalents, end of year	$ 411,616
Supplemental disclosure of cash flow information:	
Cash payments for income taxes	$ 22,007

See accompanying notes to financial statements.

LEXINGTON INVESTMENT COMPANY, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Lexington Investment Company, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Nature of Business:

Lexington Investment Company, Inc. is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). Lexington Investment Company, Inc. was incorporated on June 19, 1990, issued its original common stock on September 5, 1990, and became registered with the Securities and Exchange Commission on November 19, 1990.

Lexington Investment Company, Inc. has agreed to not hold funds or securities for customers, or owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale, and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, Lexington Investment Company, Inc. introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Basis of Accounting:

The financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Deposits with Clearing Organizations:

Deposits with clearing organizations consist of deposits of cash and cash equivalents or other short-term securities held by other clearing organizations or exchanges.

Receivable from Clearing Organization:

Receivable from clearing organization represents the amounts due from Lexington Investment Company, Inc.'s clearing broker principally for commissions earned during the month of December. Payment is generally received in the month subsequent to year-end. Lexington Investment Company, Inc. does not require collateral under its present arrangement with the clearing broker. No reserve for uncollectible receivables has been provided.

Receivables from Non-customers:

Receivables from non-customers consist of amounts due under a note receivable from an employee. These receivables are carried at unpaid principal balances with no interest. The Company does not require collateral for the receivables from non-customers. No reserve for uncollectible non-customer receivables has been provided. At December 31, 2011, none of these balances are in default.

Securities Owned:

Securities transactions are recorded on a trade date basis. Securities owned are valued at market value. Unrealized holding gains and losses and realized gains and losses are included in earnings.

Fixed Assets:

Fixed assets (furniture and equipment) are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from five to ten years. The cost of repairs and maintenance is expensed as incurred. When fixed assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Depreciation expense for the year ended December 31, 2011 totaled $8,252.

Commissions from Securities Transactions:

Lexington Investment Company, Inc.'s primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are located in Central and Eastern Kentucky. Customers' securities transactions are recorded on a settlement date basis with related commissions income and expense reported on a trade date basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Subsequent Events

The Company has evaluated events or transactions occurring subsequent to the date of the statement of financial condition for recognition and disclosure in the accompanying financial statements through February 24, 2012 the date which the financial statements were available to be issued.

2. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and money market balances at two financial institutions located in Lexington, Kentucky. The Company places its cash and temporary cash investments with high credit quality institutions. The Federal Deposit Insurance Corporation (FDIC) insures up to $250,000 at each institution. During the year, the balances at these financial institutions may exceed the FDIC insured amounts.

3. INVESTMENT IN MARKETABLE SECURITY

During 2002, management determined that an investment in a non-publicly traded company was other than temporarily impaired. The original cost of the investment was $23,125. At December 31, 2002, management determined the fair value of the investment to be zero and recorded an unrealized loss of $23,125. During 2009, management determined that the investment had a readily determinable market value as the security now trades on the over-the-counter bulletin board. At December 31, 2011, the investment has a fair value of $3,125 with an unrealized gain of $285 recorded in the accompanying statement of income.

4. RECEIVABLES FROM NON-CUSTOMERS

Receivables from non-customers consist of amounts due under a note receivable from an employee. As of December 31, 2011, receivables from non-customers totaled $6,600.

5. FURNITURE AND EQUIPMENT, NET

As of December 31, 2011, net furniture and equipment consists of the following:

Furniture	$	9,931
Equipment		111,002
Total furniture and equipment		120,933
Less accumulated depreciation		112,303
Furniture and equipment, net	$	8,630

6. INCOME TAXES

Lexington Investment Company, Inc. is taxed as a corporation. The amount provided for income taxes is based on income reported for financial statement purposes, adjusted for permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period.

Income tax expense for 2011 consists of the following:

Current expense (benefit):		
Federal	$	22,378
State and local		7,260
Deferred		(1,004)
Total income tax expense	$	28,634

The deferred tax asset as of December 31, 2011 consists of the following:

Total deferred tax asset	$	16,158
Total deferred tax liability		(2,934)
Deferred tax asset, net	$	13,224

Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period. These temporary differences relate to the recognition of depreciation expense for income tax and financial statement purposes, to contributions that are not allowed for income tax purposes in the current year that carry forward to reduce future taxable income, and for cumulative unrealized losses related to the marketable security.

The total income tax provision differs from the amount that would be obtained by applying the federal statutory rate of 35% to income from continuing operations before income taxes, as follows:

Expected income tax expense	$	27,173
Effect of:		
State and local income taxes		7,260
Non-deductible expenses		4,788
Graduated rates		(12,526)
Underaccrual for the prior year		1,939
Total income tax expense	$	28,634

The Company's Internal Revenue Service (IRS) Form 1120 (U.S. Corporation Income Tax Return) for 2008, 2009 and 2010 are subject to examination by the IRS, generally for three years after they are filed.

7. LEASE COMMITMENTS

In 1999, Lexington Investment Company, Inc. entered into an office space operating lease under a five-year lease agreement which was to expire in April 2004, unless otherwise extended. The lease was extended for an additional five years beginning in April 2004 and continuing until April 2009. In July 2010, the lease was extended for an additional two years beginning in April 2010 and continuing until April 2012. Rental expense under the renewal is $7,395 per month.

As of December 31, 2011, the total future minimum lease payments under the above lease are $22,185.

In September 2006, Lexington Investment Company, Inc. entered into a lease to rent space for the Danville office on a month-to-month basis. Rental expense under this agreement was $500 per month beginning in April 2007. In January 2008, rent expense increased to $600 per month.

Rental (occupancy) expense under the office space operating leases totals $95,940 for the year ended December 31, 2011.

8. RETIREMENT BENEFITS

During 2007, the Company adopted a safe harbor 401(k) plan (the Plan) covering substantially all employees. The Company contributes a mandatory matching three percent of employees' compensation. In addition, the Company has the discretion to make additional matching contributions as well as discretionary contributions. Company contributions to the Plan for the year ended December 31, 2011 totaled $39,347.

9. STOCK REPURCHASE AGREEMENT

Lexington Investment Company, Inc. has entered into a repurchase agreement with its stockholders under which Lexington Investment Company, Inc. has the right and option, not the obligation, to repurchase from a stockholder his/her outstanding shares in the event of the death, total disability, termination, or withdrawal (referred to collectively as the redemption event) of the stockholder. In the event Lexington Investment Company, Inc. chooses to exercise its option to repurchase from a stockholder his/her outstanding shares, the purchase price of the redeemed shares is based on the total stockholders' equity of Lexington Investment Company, Inc. as of the end of the fiscal year immediately preceding the date of the redemption event, divided by the number of shares issued and outstanding prior to the redemption event, multiplied by the number of shares being redeemed.

10. NET CAPITAL REQUIREMENTS

Lexington Investment Company, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, Lexington Investment Company, Inc.'s net capital totals $398,955 which is $298,955 above its required net capital of $100,000. The net capital ratio at December 31, 2011 is 0.39 to 1.

11. FAIR VALUE MEASUREMENTS

The Fair Value Measurements Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification provides a comprehensive framework for measuring fair value and includes required disclosures concerning fair value measurements. Specifically, this standard sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs.

This standard defines levels within the hierarchy of inputs as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The common stock owned is valued using level 1 inputs based on unadjusted quoted market prices within active markets.

12. REGULATORY EXAM

In November 2011, the Financial Industry Regulatory Authority (FINRA) conducted a routine examination of Lexington Investment Company, Inc.'s compliance with FINRA and Securities and Exchange Commission (SEC) regulations governing securities brokers and dealers. FINRA identified instances of non-compliance and Lexington Investment Company, Inc. responded in January 2012 providing corrective actions for each instance. FINRA is currently reviewing the Company's corrective actions and could impose monetary and nonmonetary sanctions. Based upon the information available to it at this time, the Company is not able to predict the outcome of this matter.

13. CONTINGENCY

In 2006, a complaint was filed against the Company in the Circuit Court of Fayette County alleging common law claims against the Company based upon negligence, breach of fiduciary duty, breach of contract, and violation of state and federal securities laws. The Fayette County Circuit Court granted summary judgment in favor of the Company in September 2007. The plaintiff filed an appeal of the summary judgment and the Company moved to dismiss the appeal which was granted by the Court of Appeals in 2011. The plaintiff subsequently filed a motion for Discretionary Review with the Kentucky Supreme Court, which motion remains pending.

The Company intends to vigorously defend itself in this action. Based on the information available to it at this time, the Company is unable to estimate the likelihood of an unfavorable outcome, the potential range of loss, nor the timing of the remaining substantive judicial proceedings.

blue

Blue & Co., LLC / 301 East Main Street, Suite 1100 / Lexington, KY 40507
main 859.253.1100 fax 859.253.1384 email blue@blueandco.com

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTAL INFORMATION

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the accompanying financial statements of Lexington Investment Company, Inc. as of and for the year ended December 31, 2011, and have issued our report thereon dated February 24, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained in Schedules I through III required by Rule 17a-5 Under the Securities Exchange Act of 1934 are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Blue & Co., LLC

February 24, 2012

LEXINGTON INVESTMENT COMPANY, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011

NET CAPITAL	
Total stockholders' equity	$ 460,114
Deduct stockholders' equity not allowable for net capital	-0-
Total stockholders' equity qualified for net capital	460,114
Deductions and/or charges:	
Non-allowable assets -	
Cash on deposit at CRD	(661)
Receivables from non-customers	(6,600)
Prepaid expenses	(31,575)
Furniture and equipment, net	(8,630)
Deferred tax asset, net	(13,224)
Total non-allowable assets	(60,690)
Net capital before haircuts on securities positions	399,424
Haircuts on securities positions	(469)
Net Capital	$ 398,955
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Payables and accrued expenses	$ 51,589
Commissions payable	83,856
Income taxes payable	18,818
Total aggregate indebtedness	$ 154,263
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required based on aggregate indebtedness	$ 10,284
Minimum net capital requirement	$ 100,000
Excess net capital	$ 298,955
Ratio: aggregate indebtedness to net capital	0.39 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2011)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 402,953
Effect of audit adjustments on accounts included in net capital calculation	(3,998)
Net capital per above	$ 398,955

LEXINGTON INVESTMENT COMPANY, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Lexington Investment Company, Inc. had no notes payable collateralized by securities, or secured customer accounts receivable at any point throughout the year ended December 31, 2011. Therefore, a computation of reserve requirements in accordance with SEC Rule 15c3-3 is not applicable.

LEXINGTON INVESTMENT COMPANY, INC.

SCHEDULE III - SCHEDULE OF ASSESSMENT AND PAYMENTS [GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)] TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) FOR THE YEAR ENDED DECEMBER 31, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043085 FINRA DEC
Lexington Investment Company, Inc. 17*17
2365 Harrodsburg Road
Lexington, KY 40504-3340

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Stan Kerrick (859) 224-7073

2. A. General Assessment (item 2e from page 2)		$ 4,088
B. Less payment made with SIPC-6 filed (exclude interest) July 22, 2011 (Date Paid)		(2,393)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,695
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,695
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,695	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lexington Investment Company, Inc.
(Name of Corporation, Partnership or other organization)
s/ Stan Kerrick
(Authorized Signature)
President
(Title)

Dated the ______ day of ______________, 20______.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

LEXINGTON INVESTMENT COMPANY, INC.

SCHEDULE III - SCHEDULE OF ASSESSMENT AND PAYMENTS [GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)] TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) FOR THE YEAR ENDED DECEMBER 31, 2011

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning January 1, 20 11 and ending December 31, 20 11 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,051,727
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,051,727
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	216,290
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	199,780
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	285
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	416,355
2d. SIPC Net Operating Revenues	$ 1,635,372
2e. General Assessment @ .0025	$ 4,088 (to page 1, line 2.A.)

2

blue

Blue & Co., LLC / 301 East Main Street, Suite 1100 / Lexington, KY 40507
main 859.253.1100 fax 859.253.1384 email blue@blueandco.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)1 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Lexington Investment Company, Inc. (the Company) as of and for the year ended December 31, 2011 and the supplemental information contained in Schedule I, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

The management of Lexington Investment Company, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blue & Co., LLC

February 24, 2012

blue

Blue & Co., LLC / 301 East Main Street, Suite 1100 / Lexington, KY 40507
main 859.253.1100 fax 859.253.1384 email blue@blueandco.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Lexington Investment Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Lexington Investment Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lexington Investment Company, Inc.'s management is responsible for the Lexington Investment Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Blue & Co., LLC

February 24, 2012